Exhibit 99.2
No. SEC/A-SE/11-12/016
July 23, 2011

Corporate Relationship Department The Bombay Stock Exchange Limited Dalal Street Mumbai 400 001 Fax Nos.: 022-22723121 / 22723719 / 22722039	National Stock Exchange of India Limited “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai — 400 051 Fax Nos.: 022-26598120 / 26598237 / 22722037 / 26598238

Scrip : 500900	Scrip : STER-EQ
Dear Sir/Madam,
Sub: Outcome of 36th Annual General Meeting of the Company
This is to inform you that the Company held its 36th Annual General Meeting today ie. Saturday, July 23, 2011 at its Registered Office : SIPCOT Industrial Complex, Madurai Bypass Road, T. V. Puram P.O., Tuticorin — 628 002, Tamil Nadu to transact the business as per the Notice dated April 25, 2011.
All the resolutions as stated in the Notice has been passed with unanimous / requisite majority at the aforesaid Annual General Meeting :
Ordinary Business :
1.	Adoption of the Audited Accounts for the year ended March 31, 2011 and the Report of the Directors and Auditors thereon.

2.	Approval of payment of Dividend @Rs.1.10 per share on Equity Shares of Re.1/- each for the year ended March 31, 2011.

3.	Re-appointment of Mr. Sandeep Junnarkar as a Director who is retiring by rotation.

4.	Appointment of M/s Chaturvedi & Shah and M/s Deloitte Haskin & Sells, Chartered Accountants as Auditors of the Company to hold office upto the conclusion of the next Annual General meeting.

Special Business

5.	Re-appointment of Mr. Din Dayal Jalan as Whole Time Director of the Company from December 24, 2010 to December 23, 2012 on terms and conditions including remuneration as mentioned in the aforesaid Notice (Ordinary Resolution).

6.	To vary and / or revise the utilization of the proceeds of the Right Issue of equity shares pursuant to the Letter of Offer dated July 28, 2004 (Special Resolution).
Request to please take the above on record
Thanking you,
Yours faithfully,
for Sterlite Industries (India) Limited
Rajiv Kumar Choubey
Company Secretary & Compliance Officer
cc:	National Securities Depository Limited Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai — 400 051

Central Depository Services (I) Ltd 28th Floor, P J Towers Dalal Street Fort , Mumbai — 400 023.

July 23, 2011
New York Stock Exchange
NYSE Regulation Inc.
20 Broad Street, 13th Floor
New York, NY 10005
United States of America
Kind Attn : Mr. Yuri Tsadyk / Mr. Mark Iyeki
Dear Sirs,
Ref: Stock Code : SLT
Sub: Outcome of 36th Annual General Meeting of the Company
This is to inform you that the Company held its 36th Annual General Meeting today ie. Saturday, July 23, 2011 at its Registered Office : SIPCOT Industrial Complex, Madurai Bypass Road, T. V. Puram P.O., Tuticorin — 628 002, Tamil Nadu to transact the business as per the Notice dated April 25, 2011.
All the resolutions as stated in the Notice has been passed with unanimous / requisite majority at the aforesaid Annual General Meeting :
Ordinary Business :
1.	Adoption of the Audited Accounts for the year ended March 31, 2011 and the Report of the Directors and Auditors thereon.

2.	Approval of payment of Dividend @Rs.1.10 per share on Equity Shares of Re.1/- each for the year ended March 31, 2011.

3.	Re-appointment of Mr. Sandeep Junnarkar as a Director who is retiring by rotation.

4.	Appointment of M/s Chaturvedi & Shah and M/s Deloitte Haskin & Sells, Chartered Accountants as Auditors of the Company to hold office upto the conclusion of the next Annual General meeting.
Special Business

7.	Re-appointment of Mr.Din Dayal Jalan as Whole Time Director of the Company from December 24, 2010 to December 23, 2012 on terms and conditions including remuneration as mentioned in the aforesaid Notice (Ordinary Resolution).

8.	To vary and / or revise the utilization of the proceeds of the Right Issue of equity shares pursuant to the Letter of Offer dated July 28, 2004 (Special Resolution).
Request to please take the above on record
Thanking you,
Yours faithfully,
for Sterlite Industries (India) Limited
Rajiv Kumar Choubey
Company Secretary & Compliance Officer